UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-39738

Ucommune International Ltd

No. 2 Dongsihuan North Road, Building 1, 4th Floor

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Ucommune International Ltd Closes Securities Exchange

On February 10, 2026, Ucommune International Ltd (“we,” “Ucommune” or the “Company”) (NASDAQ: UK), a co-working spaces and related service provider in China, entered into an Amendment, Waiver and Exchange Agreement (the “Exchange Agreement”) with an investor named therein (the “Holder”), pursuant to which the Company has agreed to issue to the Holder 6,800 Series A Convertible Preferred Shares, $0.024 par value per share (the “New Preferred Shares”) in exchange of warrants (the “Exchange Warrants”) of the Company held by such Holder (the “Securities Exchange”). The terms of the Series A Convertible Preferred Shares are set forth in the certificate of designations for the Series A Convertible Preferred Shares, the form of which was included as Exhibit 4.1 of the Company’s Current Report on Form 6-K filed on December 29, 2025 (the “Certificate of Designations”). The New Preferred Shares are convertible into Class A ordinary shares of the Company, par value $0.024 per share, in accordance with the terms of the Certificate of Designations.

The Exchange Agreement contains customary representations, warranties and agreements by the Company and the Holder, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The provisions of the Exchange Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

On February 10, 2026, the closing of the Securities Exchange occurred and the Company issued 6,800 New Preferred Shares to the Holder. Immediately following such issuance, the Holder relinquished all rights, title and interest in the Exchange Warrants (including any claims the Holder may have against the Company related thereto) and assigned the same to the Company and the Exchange Warrants were cancelled.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement attached hereto as Exhibit 10.1, which is incorporated herein by reference.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Forward-looking Statements

This current report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report and in the attachments is as of the date of this current report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
10.1	Form of Amendment, Waiver and Exchange Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: February 12, 2026

3